UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly-held Company CNPJ Nº 06.057.223/0001-71 NIRE 33.300.272.909

NOTICE TO THE MARKET

Sendas Distribuidora S.A. (“Company”) announces the receipt of the information provided for in Article 12 of the Instruction of the Securities and Exchange Commission No. 44, of August 23, 2021, and discloses the correspondence received from BlackRock, Inc., regarding its acquisition of a relevant shareholding interest reaching approximately 10.725% of the total common shares issued by the Company, as well as the issuance of derivative financial instruments referenced to common shares with financial settlement, representing approximately 0.391% of the total common shares issued by the Company.

The Company’s Investor Relations Department remains available to provide shareholders with any further explanation that may be required in connection with the object of this Notice to Market.

São Paulo, August 02nd, 2023.

Gabrielle Castelo Branco Helú

Investor Relations Officer

Sendas Distribuidora S.A.

Avenida Aricanduva, No. 5.555, Central Administrativa Assaí CEP 03527-000

São Paulo, SP, Brazil

Attn: Gabrielle Castelo Branco Helú

Investor Relations Officer Tel.: +55 (11) 3411-5042

Email: ri@assai.com.br

August 01, 2023

Sendas Distribuidora S.A. – Disclosure of Material Equity Holding

Dear Sirs,

1	The undersigned BlackRock, Inc. (“BlackRock”), hereby informs, on behalf of some of its clients, in its capacity as investment manager, that it has acquired ordinary shares and ADRs issued by Sendas Distribuidora S.A. (“Company”), so that, on July 28th, 2023, its aggregated holdings added up to 142,073,364 ordinary shares and 549,090 American Depositary Receipts (“ADRs”), representing 2,745,450 ordinary shares, totaling 144,818,814 shares representing approximately 10.725% of the total ordinary shares issued and 5,289,534 cash settled derivatives representing approximately 0.391% of the total ordinary shares issued by the Company.

2	For the purposes of Article 12 of the Brazilian Securities Commission (“CVM”) Ruling No. 44 of August 23, 2021, as amended, BlackRock hereby requests the Company’s Investor Relations Officer to disclose the following information to CVM and to the relevant authorities:
(i)	BlackRock registered office is located at 55 East 52nd Street, New York, New York 10055-0002, USA;
(ii)	BlackRock’s aggregated holdings added up to 142,073,364 ordinary shares and 549,090 ADRs, representing 2,745,450 ordinary shares, totaling 144,818,814 shares representing approximately 10.725% of the total ordinary shares issued and 5,289,534 cash settled derivatives representing approximately 0.391% of the total ordinary shares issued by the Company, as specified on item 1 above;
(iii)	the purpose of the above-mentioned equity holdings is strictly of investment, and there is no intention to change the control composition or the administrative structure of the Company; and
(iv)	no agreement or contract regulating the exercise of voting right or the purchase and sale of securities issued by the Company were executed by BlackRock.

3	Please do not hesitate to contact us with any further question or comment on the above.

Yours faithfully,

Página 1 de 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.